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19003186

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69476

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Luminex Trading & Analytics LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 SEAPORT BOULEVARD, SUITE P3 - FIRST FLOOR
(No. and Street)

BOSTON	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Irene Bilodeau **617-297-9165**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Edelstein & Company LLP **Higgins, Denis**
(Name - if individual, state last, first, middle name)

160 Federal Street, 9th Floor	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 27 2019
Washington DC
413

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Irene Bilodeau, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Luminex Trading & Analytics LLC, as of 2/25 /19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Corporate Controller
Title

KEVIN DIAS
Notary Public, Commonwealth of Massachusetts
My Commission Expires December 13, 2024

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [√] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We, James C. Dolan and Irene M. Bilodeau, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Luminex Trading & Analytics LLC, as of December 31, 2018, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
James C. Dolan

Chief Compliance Officer
Title

Signature
Irene M. Bilodeau

Corporate Controller & Financial Officer
Title

Subscribed and Sworn to before me
on this 25th day of February, 2019

Notary Public

KEVIN DIAS
Notary Public, Commonwealth of Massachusetts
My Commission Expires December 13, 2024

LUMINEX TRADING & ANALYTICS LLC

TABLE OF CONTENTS

edelstein

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Luminex Trading & Analytics LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Luminex Trading & Analytics LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Luminex Trading & Analytics LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Luminex Trading & Analytics LLC's management. Our responsibility is to express an opinion on Luminex Trading & Analytics LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Luminex Trading & Analytics LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Edelstein & Company LLP

We have served as Luminex Trading & Analytics LLC's auditor since 2018.
Boston, Massachusetts
February 25, 2019

LUMINEX TRADING & ANALYTICS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(Dollars in thousands)

ASSETS		
Cash and cash equivalents	$	14,677
Interest receivable		31
Receivable from clearing broker		287
Furniture and office equipment, net of accumulated depreciation of $655		9
Software, net of accumulated amortization of $2,284		2,715
Other assets		611
Total assets	$	18,330
LIABILITIES		
Accrued expenses and other liabilities	$	1,466
Total liabilities		1,466
COMMITMENTS AND CONTINGENCIES		-
MEMBERS' EQUITY		
Members' equity		16,864
Total liabilities and members' equity	$	18,330

The accompanying notes are an integral part of the financial statements.

1. Organization:

Luminex Trading & Analytics LLC (the "Company"), is majority owned by FMR Sakura Holdings, Inc. ("FMR Sakura"). The Company is a registered broker-dealer with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company is to provide an alternative equity trading venue to its customers. The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

FMR Sakura has a 60.8% ownership stake in the Company; Fidelity Management & Research Co. ("FMR Co."), an affiliate of FMR Sakura, is also a subscriber as a client of Luminex services. The remaining equity of 39.2% is owned by eight buy side asset management companies, who are also customers of the Company. The Company has only one class of ownership.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash and cash equivalents as cash on hand, money market funds, demand deposits, and time deposits with original maturities of less than 60 days. The Company's policy is to invest excess cash into money market funds. The money market fund is a highly liquid open-end mutual fund that invests in short-term investment grade securities.

Furniture and Office Equipment

Furniture and office equipment are stated at cost less accumulated depreciation at December 31, 2018. Depreciation is computed using the straight-line method based on estimated useful lives of three to five years. Maintenance and repairs are charged to expense when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized.

The long-lived assets in the statement of financial condition are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When the long-lived asset is not expected to provide any service potential, the asset is reduced to its net realizable value and a charge against income is recorded. The Company did not record an impairment in 2018.

Software

The Company capitalizes certain costs attributed to software enhancements to the Luminex trading platform, with amortization beginning on the date associated with the installation. Amortization is computed using the straight-line method based on estimated useful lives of three years. The Company reviews the amounts capitalized for impairment whenever any events or changes and circumstances indicate that the carrying amounts of assets may not be recoverable.

Income Taxes

The Company is subject to flow-through treatment for federal income tax purposes, which generally allows taxable income, deductions and credits to flow directly to the Company's ownership consortium members. All members are individually responsible for reporting their share of the Company's income or loss.

The Company has reviewed the tax positions for all open tax years, based on the statutes of limitations for tax assessments which vary by jurisdiction (if applicable) and has concluded that no provision for income taxes is required. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdiction, where applicable. As of December 31, 2018, the tax years that remain subject to examination by the major tax jurisdiction under the statute of limitations are from the year 2015 forward (with limited exceptions). The potential tax liability is also subject to ongoing interpretation of laws and taxing authorities.

Recent Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-02, *Leases*. This guidance requires a lessee to account for leases as finance or operating leases and results in the lessee recognizing a right-of-use asset and a corresponding lease liability on the balance sheet. There will be differing methodologies for income statement recognition. The guidance is effective for fiscal years beginning after December 31, 2018. At this time the Company is evaluating the impact this guidance will have on the financial statements.

3. Commitments and Contingencies:

Leases

The Company leases office space under noncancelable operating leases that expire over various terms. Rent expense is recognized on a straight-line basis over the applicable lease term. Future minimum commitments for leases is $28 for the year of 2019.

Litigation

In the normal course of business, the Company may be named as a defendant in legal actions and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. There were no outstanding legal matters as of December 31, 2018.

Credit risk

The Company has exposure to credit risk, through indemnification provisions in the clearing agreement, associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions that can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines, if applicable. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing the credit standing of each client with which it conducts business.

Guarantees

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or capital security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

(Dollars in thousands)

4. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company is following the basic method which requires the maintenance of minimum net capital at an amount equal to the greater of $100 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2018, the Company had net capital of $13,499 which exceeded its minimum requirement by $13,399.

5. Transactions with Affiliated Companies:

The Company has entered in an agreement with NFS for clearing services on trading transactions expiring January 14, 2020 and will be charged according to contractual terms for equity clearance execution charge per allocation and correspondent charges for mailing, verifications, insurance and other as agreed upon in the contract. The Company has a separate perpetual software license agreement with NFS for software usage which the Company can terminate upon written notice to NFS. The Company has entered into an occupancy lease with an affiliate of FMR Sakura, which expires April 30, 2019. The Company has entered into a master service agreement with NFS to provide technology and maintenance support of hardware and software.

The Company maintains a demand deposit account and a money market fund with one of its ownership members. The balance was $14,677 as of December 31, 2018. The Company holds a $287 receivable from NFS.

Accrued expenses include amounts due to affiliates of $258.

6. Employee Benefit Plans:

Luminex participates in the corporate provided 401(k) plan which is a qualified plan that may provide for discretionary contribution or a matching contribution each year.

As of December 31, 2017, Luminex has finalized a non-qualified deferred compensation Long Term Incentive Plan, which will be paid out on December 31, 2019 in the amount of $600 for certain employees. In addition, Luminex finalized a 2018 non-qualified deferred compensation Long Term Incentive Plan in the amount of $725, which will be paid out as follows: $242 in 2019; $242 in 2020; and $241 in 2021 to certain employees. The plans provide that the amounts vest over two to three years and are only paid if the employee is still employed with the Company at the time of payment. The Company accrues for the total amount to be paid on a straight-line basis over the vesting period.

7. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through February 25, 2019, the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

Luminex Trading & Analytics LLC
(SEC I.D. No.8-69476)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.